

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Ian Huen
Chief Executive Officer
Aptorum Group Ltd
17 Hanover Square
London W1S 1BN , United Kingdom

> **Re: Aptorum Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response Dated December 28, 2022**
> **File No. 001-38764**

Dear Ian Huen:

We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

Response Dated December 28, 2022

Item 3.D. Risk Factors, page 1

1. We note your response to comment 2 and reissue in part. Please revise your risk factors section to state the VIEs conduct operations in Hong Kong consistent with your narrative disclosure in response to comment 2 where you state, "[a]ll three VIEs are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong."

General

2. Please revise throughout where you discuss the Holding Foreign Companies Accountable Act (the "HFCA Act") to reflect the HFCA Act timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022.

You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.